Jianpu Technology Inc.

5F Times Cyber Building

19 South Haidian Road

Haidian District, Beijing

People’s Republic of China

September 13, 2023

VIA EDGAR

Mr. Tyler Howes

Ms. Jennifer Gowetski

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jianpu Technology Inc. (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2022
Filed on April 26, 2023 (File No. 001-38278)

Dear Mr. Howes and Ms. Gowetski:

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 26, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

1.	We note your statement that you reviewed your register of members and public EDGAR filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Jianpu Technology Inc.

September 13, 2023

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13D and Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes that such reliance is reasonable and sufficient because the major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members as well as the Beneficial Ownership Reports, other than the Company’s directors and officers, investment funds affiliated with Sequoia, Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P., Sailing Capital Overseas Investments Fund, LP, Morgan Stanley, and Article Light Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares or aggregate voting power as of February 28, 2023. Specifically:

●	Investment funds affiliated with Sequoia refer to Sequoia Capital CV IV Holdco, Ltd. and Sequoia Capital China GF Holdco III-A, Ltd. Sequoia Capital CV IV Holdco, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital CV IV Senior Holdco, Ltd., which is wholly owned by Sequoia Capital China Venture Fund IV, L.P., whose general partner is SC China Venture IV Management, L.P. Sequoia Capital China GF Holdco III-A, Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Sequoia Capital China Growth Fund III, L.P., whose general partner is SC China Growth III Management, L.P. SC China Holding Limited acts as the general partner of each of SC China Venture IV Management, L.P. and SC China Growth III Management, L.P. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, whose sole owner and sole director is Nan Peng Shen. Investment funds affiliated with Sequoia beneficially owned 14.7% of the Company’s outstanding ordinary shares and held 4.8% of the Company’s aggregate voting power as of February 28, 2023.

●	The voting and dispositive power over the ordinary shares held by Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. is controlled by their general partner, Lightspeed China Partners I GP, LLC. Mr. James Qun Mi and Mr. Ronald Cao are the managing directors of Lightspeed China Partners I GP, LLC and together hold all shareholder voting rights in Lightspeed China Partners I GP, LLC. Lightspeed China Partners I, L.P. and Lightspeed China Partners I-A, L.P. together beneficially owned 9.7% of the Company’s outstanding ordinary shares and held 3.2% of the Company’s aggregate voting power as of February 28, 2023.

Jianpu Technology Inc.

September 13, 2023

●	Based on the Schedule 13D filed by Sailing Capital Overseas Investments Fund, LP on September 21, 2018, Sailing Capital Overseas Investments Fund, LP indirectly holds the ordinary shares of the Company through Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. Torch International Ltd. is a direct and controlled subsidiary of Sailing Capital Overseas Investments Fund, LP, a Cayman Islands limited partnership. MJM International Limited and Rosy Parade Limited are affiliates of Torch International Ltd. Because of Sailing Capital Overseas Investments Fund, LP’s relationship with Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited, Sailing Capital Overseas Investments Fund, LP may be deemed to have beneficial ownership of the Class A ordinary shares directly held by Torch International Investment Ltd., Rosy Parade Limited and MJM International Limited. None of Torch International Investment Ltd., Rosy Parade Limited or MJM International Limited has the power to direct Sailing Capital Overseas Investments Fund, LP to vote or dispose of the Class A ordinary shares. James Xiao Dong Liu functions as the general partner of Sailing Capital Overseas Investments Fund, LP. Sailing Capital Overseas Investments Fund, LP beneficially owned 7.7% of the Company’s outstanding ordinary shares and held 2.5% of the Company’s aggregate voting power as of February 28, 2023.

●	Based on the Schedule 13G/A filed by Morgan Stanley on February 9, 2023, Morgan Stanley indirectly held 27,337,840 Class A ordinary shares of the Company through Morgan Stanley Capital Services LLC, a wholly owned subsidiary of Morgan Stanley. Assuming Morgan Stanley’s shareholding did not change since February 9, 2023, it beneficially owned 6.4% of the Company’s outstanding ordinary shares and held 2.1% of the Company’s aggregate voting power as of February 28, 2023.

●	Article Light Limited, a British Virgin Islands limited company, is controlled by Yunfeng Fund II, L.P., the controlling person of which is Mr. Yu Feng. Article Light Limited beneficially owned 6.3% of the Company’s outstanding ordinary shares and held 2.1% of the Company’s aggregate voting power as of February 28, 2023.

The above major shareholders, together with the Company’s directors and officers (directly or through entities wholly owned by them or their families), beneficially owned an aggregate of 74.5% of the Company’s issued and outstanding ordinary shares and 91.2% of the total voting power of the Company as of February 28, 2023. Based on the examination of the Company’s register of members and the Beneficial Ownership Reports, the Company is not aware of any of these major shareholders being owned or controlled by a governmental entity of mainland China.

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Jianpu Technology Inc.

September 13, 2023

In addition, the Company’s operating subsidiaries are wholly owned or controlled by the Company. Therefore, the governmental entities in mainland China do not have a controlling financial interest in any of these subsidiaries. Furthermore, as disclosed in the 2022 Form 20-F, the Company is the ultimate primary beneficiary of the VIEs and their subsidiaries. The Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and receives the economic benefits from the VIEs that potentially could be significant to the VIEs. Based on the examination of their respective corporate registrations, the shareholders of the VIEs are all natural persons, and all subsidiaries of the VIEs are wholly owned or controlled by the VIEs. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs and the VIEs’ subsidiaries.

Paragraph (b)(2) of Item 16I

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully advises the Staff that, based on its register of members as of February 28, 2023, its shareholders of record included: (i) Deutsche Bank Trust Company Americas, (ii) the holders who own 5% or more of the Company’s shares, namely, the shareholders listed above under “Paragraphs (a) and (b)(3) of Item 16I,” and (iii) other institutional or individual shareholders (the “Other Shareholders”). Deutsche Bank Trust Company America is the depositary of the Company’s ADS program and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s large shareholders. Based on such public filings, to the Company’s knowledge, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. All the Other Shareholders recorded on the Company’s register of members were involved in the Company’s pre-IPO equity financings and the related activities. Based on the examination of publicly available information, such as their websites, and the Company’s communication with the shareholders, to the Company’s knowledge, no governmental entities in the Cayman Islands own any share of any of the Other Shareholders. Therefore, to the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company believes it is reasonable and sufficient to rely on its register of members, Beneficial Ownership Reports and other publicly available information, as applicable, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Jianpu Technology Inc.

September 13, 2023

In response to the Staff’s comment, the Company respectfully advises the Staff that, as part of the Company’s annual compliance and reporting procedures for the 2022 Form 20-F filing, the Company required all of its directors to complete a questionnaire, which sought confirmation regarding their status as official of the Chinese Communist Party. Each director confirmed that he or she is not an official of the Chinese Communist Party in their respective questionnaires. By signing such questionnaire, each director certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Jianpu Technology Inc. is an official of the Chinese Communist Party.

The Company further respectfully submits that, as part of the employment onboarding process of the VIEs, the VIEs’ subsidiaries and the Company’s other consolidated operating entities, the directors of these entities are required to provide their background information, including any party affiliation, to the Company. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition of their employment, and they have represented to the Company in their employment agreements that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the VIEs, the VIEs’ subsidiaries and the Company’s other consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

Based on the foregoing, each of the directors of the Company, the VIEs, the VIEs’ subsidiaries and other consolidated operating entities is obligated to confirm whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party. The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

3.	We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Jianpu Technology Inc. or any of the VIEs or the VIEs’ subsidiaries.” We also note that your disclosures on pages 6, 100 and F-10, along with the list of principal subsidiaries in Exhibit 8.1, appear to indicate that you have consolidated foreign operating entities in Hong Kong and countries outside China. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

●	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Jianpu Technology Inc.

September 13, 2023

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s consolidated foreign operating entities, including its subsidiaries, the VIEs and the VIEs’ subsidiaries, are incorporated include mainland China, Hong Kong, the British Virgin Islands, Singapore, the Philippines, Indonesia and Seychelles. Except for (i) the VIEs and the VIEs’ subsidiaries and (ii) certain non-wholly owned subsidiaries, namely, CC Information Limited, Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”) and three non-wholly owned Indonesian subsidiaries, i.e., PT Solusi Inklusi Finansial, PT Skoring Kredit Inklusif and PT Inklusi Keuangan Digital (together, the “Non-wholly Owned Indonesian Subsidiaries”), the Company directly or indirectly holds 100% equity interests in other consolidated foreign operating entities.

As disclosed in the 2022 Form 20-F, the VIEs include Beijing Rongdiandian Information Technology Co., Ltd., Beijing Kartner Information Technology Co., Ltd., Beijing Guangkezhixun Information Technology Co., Ltd. and Beijing Tianyi Chuangshi Technology Co., Ltd., and the shareholders of the VIEs are all natural persons, and all subsidiaries of the VIEs are wholly owned or controlled by the VIEs, based on the examination of their respective corporate registrations.

In terms of the five non-wholly owned subsidiaries of the Company as mentioned above, as of the date of the 2022 Form 20-F:

o	85% of the equity interests of CC Information Limited, a Hong Kong-incorporated company, were held by the Company, and the remaining 15% equity interests were held by a natural person.

o	50.5% of the equity interests of Newsky Wisdom Treasure (Beijing) Co., Ltd., a PRC-incorporated company, were held by the Company and the ultimate beneficial owner of remaining 49.5% equity interests was a natural person.[1]

[1]	Subsequent to the date of the 2022 Form 20-F, as disclosed in the Company’s current reports on Form 6-K dated May 30, 2023 and August 21, 2023, the Company entered into a share transfer agreement with the founder and minority shareholder of Newsky Wisdom Treasure (Beijing) Co., Ltd. (“Newsky Wisdom”) and transferred 35.5% equity interests of Newsky Wisdom to the founder of Newsky Wisdom during the second quarter of 2023. Consequently, the Company no longer consolidates Newsky Wisdom.

Jianpu Technology Inc.

September 13, 2023

o	85% of the equity interests of each of the Non-wholly Owned Indonesian Subsidiaries were held by the Company, while the minority interests of each of the Non-wholly Owned Indonesian Subsidiaries were all held by natural persons.

Based on the examination of publicly available information and other background information known to the Company of those minority holders, the Company is not aware that any governmental entity in the jurisdictions where the non-wholly owned subsidiaries are incorporated owns any share of the non-wholly owned subsidiaries.

Therefore, to the Company’s knowledge, no governmental entities in the relevant jurisdictions for purposes of Items 16I(b)(2), i.e., mainland China, Hong Kong, the British Virgin Islands, Singapore, the Philippines, Indonesia and Seychelles, own any share of the Company’s consolidated foreign operating entities in the respective jurisdictions.

●	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submit to the Staff that, based on the analysis in the response to the first part of Comment #1 set out above, no government entities in mainland China have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

*     *     *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the Company’s U.S. counsel, Haiping Li of Skadden, Arps, Slate, Meagher & Flom LLP, at +86 21 6193-8210 or via e-mail at haiping.li@skadden.com. Thank you very much.

Very truly yours,

By:	/s/ Yilü (Oscar) Chen
Name:	Yilü (Oscar) Chen
Title:	Chief Financial Officer

cc:	Daqing (David) Ye, Chief Executive Officer and Chairman of the Board of Directors, Jianpu Technology Inc.

Haiping	Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP